FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   November   2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
George Barrett, Corp. Exec. V.P. - Global Pharmaceutical Markets Chief Executive Officer	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE APPROVAL OF GENERIC REQUIP®

TABLETS

Jerusalem, Israel, November 30, 2007 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted tentative approval for the Company`s Abbreviated New Drug Application (ANDA) to market its generic version of GlaxoSmithKline's Requip® (Ropinirole HCl) Tablets, Eq. 0.25 mg base, 0.5 mg base, 1 mg base, 2 mg base, 3 mg base, 4 mg base and 5 mg base. Final approval of Teva`s Ropinirole HCl Tablets is expected upon expiry of patent protection for the brand product on May 19, 2008.

Upon final approval, Teva`s product will be the AB-rated generic equivalent of Requip®

Tablets, and will be indicated for the treatment of the signs and symptoms of idiopathic

Parkinson`s disease as well as treatment of moderate to severe primary restless leg syndrome.

The brand product had annual sales of approximately $455 million in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the

Top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in

North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products,

the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, and Famvir®, the effects of competition on our innovative products, especially

Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates,

and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date : November 30 , 2007